SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE PROCTER & GAMBLE COMPANY

(Name of Subject Company (issuer) and Filing Person (offeror))

Common Stock, without Par Value

(Title of Class of Securities)

742718 10 9

(CUSIP Number of Class of Securities)

E. J. Wunsch, Esq.

The Procter & Gamble Company

One Procter & Gamble Plaza

Cincinnati, Ohio 45202

(513) 983-1100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert A. Profusek, Esq.

J. Eric Maki, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

(212) 326-3939

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$2,975,459,489.86	$116,935.56

(1)	Estimated solely for calculating the filing fee, based on the average of the high and low sales prices of common stock of The J. M. Smucker Company, into which shares of The Folgers Coffee Company will be converted, as reported on the New York Stock Exchange on October 6, 2008. A portion of the filing fee applicable to the offering of common stock of The Folgers Coffee Company in the transactions contemplated by the Transaction Agreement, dated as of June 4, 2008, by and among The Procter & Gamble Company, The Folgers Coffee Company, The J. M. Smucker Company and Moon Merger Sub, Inc., was paid in connection with The J. M. Smucker Company’s Preliminary Proxy Statement on Schedule 14A, which was filed on July 3, 2008 (No. 001-05111), The J. M. Smucker Company’s Registration Statement on Form S-4 (No. 333-152451), which was filed on July 22, 2008, and The J. M. Smucker Company’s Amendment No. 3 to the Registration Statement on Form S-4 (No. 333-1524511), which was filed on October 8, 2008.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $116,935.56

Form or Registration No.: 001-05111 (as to $100,422.71), Registration Statement on Form S-4 (No. 333-152451) (as to $9,742.31) and Amendment No. 3 to the Registration Statement on Form S-4 (No. 333-152451) (as to $6,770.54).

Filing Party: The J. M. Smucker Company

Date Filed: July 3, 2008 (as to No. 001-05111), July 22, 2008 (as to Registration Statement on Form S-4 (No. 333-152451)) and October 8, 2008 (as to Amendment No. 3 to the Registration Statement on Form S-4 (No. 333-152451)).

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1

☑ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on October 8, 2008, as amended by Amendments No. 1 and No. 2 to the Tender Offer Statement on Schedule TO, filed with the SEC on October 29, 2008, and November 3, 2008, respectively (as so amended, the “Schedule TO”) by The Procter & Gamble Company (“P&G”).

The Schedule TO relates to the offer by P&G to exchange all shares of common stock of its wholly owned subsidiary, The Folgers Coffee Company (“Folgers”), for shares of common stock of P&G, without par value, that were validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below). The Exchange Offer expired at 12:00 midnight, New York City time, on November 5, 2008. Immediately following consummation of the Exchange Offer, Folgers merged with a wholly owned subsidiary of The J. M. Smucker Company (“Smucker”) whereby Folgers continued as the surviving company and became a wholly owned subsidiary of Smucker (the “Merger”). Pursuant to the Merger, each share of Folgers common stock has been automatically converted into the right to receive one Smucker common share, on the terms and subject to the conditions set forth in the Prospectus, dated October 8, 2008 (the “Prospectus”) and the Letter of Transmittal and the instructions thereto, copies of which are attached hereto as Exhibits (a)(4)(i) and (a)(1)(i), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Folgers has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4/S-1 (Registration No. 333-152453) (the “Registration Statement”) to register the shares of Folgers common stock offered in exchange for shares of P&G common stock tendered in the Exchange Offer and to be distributed in any pro rata dividend to the extent that the Exchange Offer is consummated but not fully subscribed. Smucker has also filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-152451) to register the Smucker common shares into which shares of Folgers common stock converted in the Merger.

This Amendment shall be read together with the Schedule TO. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Prospectus.

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

Pursuant to the exchange offer, which expired at 12:00 midnight, New York City time, on November 5, 2008, P&G announced that it has accepted 38,652,878 shares of P&G common stock for 63,166,532 shares of Folgers common stock.

Based on a preliminary count by the exchange agent, a total of 484,864,100 shares of P&G common stock were validly tendered and not withdrawn prior to the expiration of the exchange offer, including 231,260,800 shares tendered pursuant to guaranteed delivery procedures. The total shares tendered includes an estimated 487,293 shares of P&G common stock tendered by odd-lot shareholders not subject to proration.

Based on the total number of shares of P&G common stock reported to be tendered and not withdrawn prior to the expiration of the exchange offer, the preliminary proration factor is approximately 7.88%.

P&G will not be able to determine the final proration factor until the delivery of shares of P&G common stock tendered by guaranteed delivery is completed, which P&G expects to be the close of business on November 10, 2008. P&G will publicly announce the final proration factor after it has been determined, which may be different from today’s preliminary estimate. At that time, P&G will also announce the exact amount of the after-tax gain from the transaction.

Because more than 38,652,878 shares of P&G common stock were tendered, all shares of Folgers common stock owned by P&G will be exchanged in the offer, and no shares of Folgers common stock will be distributed as a pro rata dividend.

On November 6, 2008, P&G issued a press release announcing the preliminary results of the Exchange Offer and the closing of the Merger, a copy of which is attached as Exhibit (a)(1)(x) hereto and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit Number	Description

(a)(1)(x)	News Release by The Procter & Gamble Company dated November 6, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The Procter & Gamble Company with the Securities and Exchange Commission on November 6, 2008).

(a)(4)(v)	News Release by The Procter & Gamble Company dated November 6, 2008 (incorporated by reference to the Form 425 filed by The Procter & Gamble Company with the Securities and Exchange Commission on November 6, 2008).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE PROCTER & GAMBLE COMPANY

By:	/s/ E. J. Wunsch
E. J. Wunsch Assistant Secretary

Dated: November 6, 2008

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to The Folgers Coffee Company’s Amendment No. 2 to the Registration Statement on Form S-4/S-1 (Registration No. 333-152453), filed with the Securities and Exchange Commission on September 15, 2008 (the “Registration Statement”)).

(a)(1)(ii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Registration Statement).

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Registration Statement).

(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to the Registration Statement).

(a)(1)(v)	Form of Notice of Withdrawal (incorporated by reference to the Registration Statement)

(a)(1)(vi)	Form of Letter of Introduction to Record Holders of The Procter & Gamble Company (incorporated by reference to the Registration Statement).

(a)(1)(vii)	News Release by The Procter & Gamble Company dated October 8, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The Procter & Gamble Company with the Securities and Exchange Commission on October 8, 2008).

(a)(1)(viii)	News Release by The Procter & Gamble Company dated October 29, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The Procter & Gamble Company with the Securities and Exchange Commission on October 29, 2008).

(a)(1)(ix)	News Release by The Procter & Gamble Company dated November 3, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The Procter & Gamble Company with the Securities and Exchange Commission on November 3, 2008).

(a)(1)(x)	News Release by The Procter & Gamble Company dated November 6, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The Procter & Gamble Company with the Securities and Exchange Commission on November 6, 2008).

(a)(2)	None.

(a)(3)	None.

(a)(4)(i)	Prospectus, dated October 8, 2008 (incorporated by reference to the Registration Statement).

(a)(4)(ii)	News Release by The Procter & Gamble Company dated October 8, 2008 (incorporated by reference to the Form 425 filed by The Procter & Gamble Company with the Securities and Exchange Commission on October 8, 2008).

(a)(4)(iii)	News Release by The Procter & Gamble Company dated October 29, 2008 (incorporated by reference to the Form 425 filed by The Procter & Gamble Company with the Securities and Exchange Commission on October 29, 2008).

(a)(4)(iv)	News Release by The Procter & Gamble Company dated November 3, 2008 (incorporated by reference to the Form 425 filed by The Procter & Gamble Company with the Securities and Exchange Commission on November 3, 2008).

(a)(4)(v)	News Release by The Procter & Gamble Company dated November 6, 2008 (incorporated by reference to the Form 425 filed by The Procter & Gamble Company with the Securities and Exchange Commission on November 6, 2008).

(a)(5)	None.

(b)	None.

(d)(i)+	Letter Agreement Number 1 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated June 2, 2008.

(d)(ii)+	Letter Agreement Number 2 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated June 2, 2008.

(d)(iii)+	Letter Agreement Number 3 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated June 2, 2008.

Exhibit Number	Description

(d)(iv)+	Letter Agreement Number 4 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated June 2, 2008.

(d)(v)+	Letter Agreement Number 5 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated June 2, 2008.

(g)	None.

(h)	Opinion of Cadwalader, Wickersham & Taft LLP as to certain tax matters (incorporated by reference to the Registration Statement).

+	Previously Filed